Exhibit 10.39

November 8, 2017

PERSONAL AND CONFIDENTIAL

Mary Szela
6 Bannockburn Ct
Bannockburn, IL 60015

Re:    Resignation Agreement

Dear Mary:

This letter confirms your separation from employment with Novelion Services, USA, Inc. (the “Company”) and proposes an agreement (the “Agreement”) between you and the Company. The purpose of this Agreement is to establish an amicable arrangement for ending your employment relationship, including releasing the Company and related persons or entities from any claims and permitting you to receive separation pay and related benefits.

You acknowledge that you are entering into this Agreement knowingly and voluntarily. By proposing and entering into this Agreement, the Company is not admitting in any way that it violated any legal obligation that it owed to you.

With those understandings, you and the Company agree as follows:

1.	Resignation from Employment

This confirms that you have submitted your written resignation from employment with the Company effective on November 7, 2017 (the “Resignation Date”). You further confirm that you have submitted your written resignation from any and all other positions that you hold with the Company as an officer, director or otherwise, or with any affiliate or subsidiary of the Company, effective on the Resignation Date. You acknowledge that as of the Company’s most recent payroll payment of salary to you, you were fully paid for all salary then due to you. The Company agrees to pay you your salary, and all accrued but unused vacation through the Resignation Date. The Company shall reimburse you for any business expenses incurred through the Resignation Date, in accordance with the Company’s expense reimbursement policy. You also agreed to remove your personal furniture from the condominium provided to you by the Company by November 20, 2017, and will leave the keys to such condominium with the building concierge no later than that date.

2.	Severance Benefits

(a)Severance Pay. The Company shall pay you severance pay (“Severance Pay”) consisting of salary continuation at your final base salary rate of $689,550 per year effective for the period from the date immediately following the Resignation Date to and including November 6, 2018 (the “Severance Pay Period”). The Company shall pay you Severance Pay on its regular payroll dates; provided that the Company shall not be obligated to include you on the payroll before this Agreement becomes effective. If the Company does not make one or more payments of Severance Pay on a regular payroll date because this Agreement has not yet become effective, the Company shall make all such delayed payments by the first payroll date when it is practicable to do so after the Agreement becomes effective. In addition, on the final date on which Severance Pay is paid at the conclusion of the Severance Pay Period, the Company shall also pay you, in a lump sum, the gross amount of $413,000.

(b)Tax Treatment. The Company shall make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement that it reasonably determines to be required. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

3.Equity

You and the Company acknowledge that 6,632 restricted stock units (RSU) from a grant dated May 9, 2016 vested effective May 9, 2017. You and the Company also acknowledge that none of the options or other forms of equity that you hold to purchase, or that entitle you to receive, shares of the Company’s common stock pursuant to the Novelion 2016 Equity Incentive Plan or any predecessor plan are vested as of the Resignation Date and shall lapse on that date and will not be exercisable. You agree that other than the RSUs discussed above in this Section, you have no other rights to stock awards, performance awards, or stock options of the Company.

4.	Continuing Obligations

You acknowledge that your obligations under the Employee Confidentiality, Assignment of Intellectual Property and Non-Competition Agreement (“Confidentiality and Non-Competition Agreement”) shall continue in effect, including without limitation your obligations to maintain the confidentiality of Proprietary Information as defined in the Confidentiality and Non-Competition Agreement, to return documents and other property of the Company and to not compete or solicit unfairly. A copy of the Confidentiality and Non-Competition Agreement is enclosed as Exhibit A. You also agree not to communicate with any of the Company’s debt or equity holders regarding the Company including, without limitation, its business, products, services or financial status, your employment or termination from employment, or the status of the Company’s debt or equity, unless such communication is in connection with future litigation to which you are a party.

5.	Return of Property

You confirm that, to the best of your knowledge, within 48 hours following your execution of this Agreement, you will have returned to the Company all Company property, including, without limitation, computer equipment, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company, its business or its business relationships. In the event that you discover that you continue to retain any such property, you shall return it to the Company promptly. You also commit to deleting and finally purging any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after the Resignation Date. In the event that you discover that you continue to retain any such duplicates of files or documents, you shall delete them promptly. Notwithstanding the above, you may retain your Company Mac laptop until you remove all of your personal data residing on such laptop and on the Company’s cloud (under your Apple I.D.), according to the process agreed to by counsel for each of the parties to this Agreement. You shall accomplish this removal of your personal data and return the laptop to the Company no later than November 17, 2017, provided that if you need additional time to accomplish this, you will notify Company counsel and a reasonable extension will be provided.

6.	Mutual Release of Claims

(a)    In consideration for, among other terms, the Severance Pay, to which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, together with Novelion Therapeutics, Inc., its and their subsidiaries, and affiliated and related entities, its and their respective predecessors, successors and assigns (collectively, the “Affiliates”), its and their respective employee benefit plans, equity incentive plans, and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Company Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Company Releasees relating to or arising from your employment with the Company or termination or your employment with the Company. This release includes, without limitation, all Claims:

•	relating to your employment by and termination of employment with the Company;

•	arising from your Employment Agreement dated May 8, 2017;

•	of wrongful discharge or violation of public policy;

•	of breach of contract;

•	of defamation or other torts;

•
of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of discrimination or retaliation under the Employee Retirement Income Security Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, and Title VII of the Civil Rights Act of 1964);

•	under any other federal or state statute (including, without limitation, Claims under the Fair Labor Standards Act);

•
under the Ontario Employment Standards Act, 2000 and the British Columbia Employment Standards Act, the Ontario Human Rights Code and the British Columbia Human Rights Code, and any other applicable Canadian or provincial law, regulation or other requirement (each as amended from time to time);

•
for wages, bonuses, incentive compensation, commissions, stock, stock options, vacation pay or any other compensation or benefits, either under the Massachusetts Wage Act, M.G.L. c. 149, §§148-150C, or otherwise; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect (a) Claims that arise after the Effective Date of this Agreement, (b) your rights under this Agreement, (c) your vested rights under the Company’s Section 401(k) plan, (d) your rights to the 6,632 RSUs discussed above in Section 3, (e) your rights to continued health insurance coverage pursuant to COBRA, (f) your rights to indemnification arising under the Company’s or any Affiliate’s bylaws, contracts/agreements or otherwise by law, (g) your right to coverage under the Company’s or any Affiliate’s D&O insurance policy; (h) your right to contribution in the event that a judgment is entered against you for which you and the Company or any of the other Company Releasees are found to be jointly liable, or (i) Claims that cannot be lawfully waived or released.

You agree not to accept damages of any nature, other equitable or legal remedies for your own benefit or attorney’s fees or costs from any of the Company Releasees with respect to any Claim released by this Agreement. As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned any Claim to any third party.

(b)     In consideration for your execution of this Agreement, the Company, Novelion Therapeutics, Inc. and Aegerion Pharmaceuticals, Inc., (“Company Releasing Parties”) voluntarily release and forever discharge you, your beneficiaries, heirs, estate, attorneys, accountants, and agents in their official and personal capacities (collectively referred to as “Your Releasees”) generally from all Claims that, as of the date when the Company Releasing Parties sign this Agreement, the Company Releasing Parties have, ever had, now claim to have or ever claimed to have had against you or any of Your Releasees relating to or arising from your employment with the Company or termination or your employment with the Company, provided that the Company Releasing Parties do not release you from any civil Claim that is based on conduct that also satisfies the elements of a criminal offense (“Excepted Claim”). Neither the undersigned Company Releasing Parties’ representatives, nor the other members of the Company’s Board (“Board”), nor the Company’s current Chief Operating Officer, Chief Financial Officer, General Counsel, Senior Vice-President, or Executive Vice President of R&D have knowledge or reason to believe that the Company has any Excepted Claim against you.

7.	Confidentiality of Agreement-Related Information

You agree, to the fullest extent permitted by law, to keep all Agreement-Related Information completely confidential. “Agreement-Related Information” means any allegations of wrongful conduct by the Company or any of its representatives, the negotiations leading to this Agreement and the existence and terms of this Agreement. Notwithstanding the foregoing, you may disclose Agreement-Related Information to your spouse, your attorney and your financial advisors, and to them only provided that they first agree for the benefit of the Company to keep Agreement-Related Information confidential. Nothing in this section shall be construed to prevent you from disclosing Agreement-Related Information to the extent required by a lawfully issued subpoena or duly issued court order; provided that you provide the Company with advance written notice and a reasonable opportunity to contest such subpoena or court order.

8.	Non-Disparagement

You agree not to make any disparaging statements concerning the Company, Novelion Therapeutics, Inc., or any of its or their Affiliates, products, services or current or former officers, directors, shareholders, or individuals who you know are employees or agents of the Company, Novelion Therapeutics, Inc., or their Affiliates. You represent that during the period since November 4, 2017, you have not made any such disparaging statements. The Company shall direct the Board and the Company’s current Chief Operating Officer, Chief Financial Officer, General Counsel and Senior Vice-President, Executive Vice President of R&D, Human Resources, and all employees whom it informs of the terms of this Agreement not to make disparaging statements about you in any communication that is not a confidential or privileged internal communication. The Company represents that during the period since November 4, 2017, neither members of the Board nor the individuals identified above have made any such disparaging statements about you in any communication that is not a confidential or privileged internal communication.

9.	Communications Concerning Your Separation

If asked about the circumstances of your separation from employment with the Company, you shall state that you resigned for personal reasons and shall not make any further comment about your employment separation. The Company shall direct the Board, and all employees whom it informs of the terms of this Agreement, if asked about the circumstances of your separation, to state that you resigned for personal reasons, and not to make any further comment about your employment separation. The Company shall direct the Board, and the Company’s current Chief Operating Officer, Chief Financial Officer, General Counsel and Senior Vice-President, Executive Vice President of R&D, Human Resources, and all employees whom it informs of the terms of this Agreement to state in any communication that is not a confidential or privileged internal communication only that you have left Novelion for personal reasons and not to make any other statement or pronouncement regarding your separation from employment.

10.	Future Cooperation

During the Severance Pay Period, you agree to respond to any inquiry from the Board regarding the status of any matter that was within your responsibilities as an employee of the Company. The Board shall endeavor to make any such inquiries in a manner that does not interfere with your personal or professional time/responsibilities, including any efforts to transition to new employment. You also agree to cooperate reasonably with the Company and all of its affiliates (including its and their outside counsel) in connection with (i) the contemplation, prosecution and defense of all phases of existing, past and future litigation about which the Company believes you may have knowledge or information; and (ii) responding to requests for information from regulatory agencies or other governmental authorities (together “Cooperation Services”). You further agree to make yourself reasonably available to provide Cooperation Services at mutually convenient times during and outside of regular business hours as reasonably deemed necessary by the Company’s counsel. The Company shall not utilize this section to require you to make yourself available to an extent that would unreasonably interfere with personal or professional responsibilities that you may have. Cooperation Services include, without limitation, appearing without the necessity of a subpoena to testify truthfully in any legal proceedings in which the Company or an affiliate calls you as a witness. The Company shall reimburse you for any reasonable travel expenses that you incur due to your performance of Cooperation Services, after receipt of appropriate documentation consistent with the Company’s business expense reimbursement policy.

11.	Protected Disclosures and Other Protected Actions

Nothing contained in this Agreement limits your ability to file a charge or complaint with any federal, state or local governmental agency or commission (a “Government Agency”). In addition, nothing contained in this Agreement limits your ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including your ability to provide documents or other information, without notice to the Company, nor does anything contained in this Agreement apply to truthful testimony in litigation. If you file any charge or complaint with any Government Agency and if the Government Agency pursues any claim on your behalf, or if any other third party pursues any claim on your behalf, you waive any right to monetary or other individualized relief (either individually or as part of any collective or class action); provided that nothing in this Agreement limits any right you may have to receive a whistleblower award or bounty for information provided to the Securities and Exchange Commission. In addition, for the avoidance of doubt, pursuant to the federal Defend Trade Secrets Act of 2016, you shall not be held criminally or civilly liable under any federal or state trade secret law or under this Agreement of the Confidentiality and Non-Competition Agreement for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

12.	Termination of Payments

If you breach any of your obligations under this Agreement, including your continuing obligations under the Confidentiality and Non-Competition Agreement, in addition to any other legal or equitable remedies it may have for such breach, the Company shall have the right to terminate its payments to you or for your benefit under this Agreement, and to escrow such payments in an escrow account controlled by Goodwin Procter, LLP, pending a determination by a court of competent jurisdiction that you have breached any of such obligations under this Agreement. The termination of such payments in the event of your breach will not affect your continuing obligations under this Agreement.

13.	Section 409A

(a)Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you become entitled to under this Agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service, or (B) your death.

(b)All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by you during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon your termination of employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A‑1(h).

(d)The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

14.Other Provisions

(a)Absence of Reliance. In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf of the Company.

(b)Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(c)Waiver. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party. The failure of a party to require the performance of any term or obligation of this Agreement, or the waiver by a party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

(d)Jurisdiction. You and the Company hereby agree that the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts shall have the exclusive jurisdiction to consider any matters related to this Agreement, including without limitation any claim of a violation of this Agreement. With respect to any such court action, you submit to the jurisdiction of such courts and you acknowledge that venue in such courts is proper.

(e)Relief.

(i) You agree that it would be difficult to measure any harm caused to the Company that might result from any breach by you of your promises set forth in Sections 5, 7, 8 and 10 (the “Specified Sections”). You further agree that money damages would be an inadequate remedy for any breach of any of the Specified Sections. Accordingly, you agree that if you breach, or propose to breach, any portion of your obligations under any of the Specified Sections, the Company shall be entitled, in addition to all other remedies it may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to the Company and without the necessity of posting a bond. If the Company prevails in any action to enforce this Agreement, then you also shall be liable to the Company for reasonable attorney’s fees and costs incurred by the Company in enforcing this Agreement.

(ii) The Company agrees that it would be difficult to measure any harm caused to you that might result from any breach by the Company of its promises set forth in Sections 8 and 9 of this Agreement. The Company further agrees that money damages would be an inadequate remedy for any breach of such sections. Accordingly, the Company agrees that if the Company or any other person or entity bound by such sections breaches, or proposes to breach, any portion of their obligations under such sections, you shall be entitled, in addition to all other remedies you may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to you and without the necessity of posting a bond. If you prevail in any action to enforce this Agreement, then the Company also shall be liable to you for reasonable attorney’s fees and costs incurred by you in enforcing your rights under this Agreement.

(f)
Governing Law; Interpretation. This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles. In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the “drafter” of all or any portion of this Agreement.

(g)Entire Agreement. This Agreement constitutes the entire agreement between you and the Company. This Agreement supersedes any previous agreements or understandings between you and the Company, except the Confidentiality and Non-Competition Agreement and any other obligations specifically preserved in this Agreement.

(h)Time for Consideration; Effective Date. You acknowledge that you have knowingly and voluntarily entered into this Agreement and that the Company advises you to consult with an attorney before signing this Agreement. You understand and acknowledge that you have been given the opportunity to consider this Agreement for twenty-one (21) days from your receipt of this Agreement before signing it (the “Consideration Period”). To accept this Agreement, you must return a signed original or a signed PDF copy of this Agreement so that it is received by Bradford J. Smith (BSmith@goodwinlaw.com) at or before the expiration of the Consideration Period. If you sign this Agreement before the end of the Consideration Period, you acknowledge that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire Consideration Period. For the period of seven (7) days from the date when you sign this Agreement, you have the right to revoke this Agreement by written notice to Mr. Smith, provided that such notice is delivered so that it is received at or before the expiration of the seven (7) day revocation period. This Agreement shall not become effective or enforceable during the revocation period. This Agreement shall become effective on the first business day following the expiration of the revocation period (the “Effective Date”).

(i)Counterparts. This Agreement may be executed in separate counterparts. When both counterparts are signed, they shall be treated together as one and the same document.

(j)Authority. The individual signing this Agreement on behalf of the Company represents and warrants that he is authorized to bind the Company (and the Affiliates, as applicable).

Please indicate your agreement to the terms of this Agreement by signing and returning to Mr. Smith the original or a PDF copy of this letter within the time period set forth above.

Sincerely,

NOVELION SERVICES USA, INC.

By:     /s/ Ben Harshbarger      11/8/2017
BEN HARSHBARGER             Date
Member of the Board of
Novelion Services USA, Inc.

NOVELION THERAPEUTICS, INC.

By:     /s/ Ben Harshbarger      11/8/2017
BEN HARSHBARGER             Date
Member of the Board of
Novelion Therapeutics, Inc.

AEGERION PHARMACEUTICALS, INC.

By:     /s/ Barbara Chan      11/8/2017
BARBARA CHAN                Date
President
Aegerion Pharmaceuticals, Inc.

Enclosure (Exhibit A) Confidentiality and Non-Competition Agreement

You are advised to consult with an attorney before signing this Agreement. This is a legal document. Your signature will commit you to its terms. By signing below, you acknowledge that you have carefully read and fully understand all of the provisions of this Agreement and that you are knowingly and voluntarily entering into this Agreement.

/s/ Mary Szela     11/8/2017
MARY SZELA                    Date